Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements of

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

ISOENERGY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at

	Note	March 31, 2025	December 31, 2024
ASSETS
Current
Cash and cash equivalents		$46,175,284	$21,294,663
Accounts receivable		492,310	500,249
Prepaid expenses		448,795	489,921
Loan receivable	6b	-	6,120,503
Marketable securities	7	35,115,943	31,181,067
Royalty assets	6d	1,936,944	-
		84,169,276	59,586,403
Non-Current
Property and equipment	8	16,568,773	16,232,302
Exploration and evaluation assets	9	265,557,488	262,291,098
Environmental bonds	10	2,725,599	2,725,220
TOTAL ASSETS		$369,021,136	$340,835,023

LIABILITIES
Current
Accounts payable and accrued liabilities		$3,883,724	$3,348,296
Convertible debentures	11	16,607,205	30,279,306
Current portion of lease liabilities	12	138,973	121,165
Flow-through share premium liabilities	13	8,848,726	1,355,210
		29,478,628	35,103,977
Non-Current
Long-term portion of lease liabilities	12	402,129	281,721
Asset retirement obligation	10	2,058,504	2,026,975
Deferred income tax liability	14	262,491	259,191
TOTAL LIABILITIES		$32,201,752	$37,671,864

EQUITY
Share capital	15	$394,056,540	$362,941,599
Share option and warrant reserve	15	35,507,601	33,154,239
Accumulated deficit		(97,439,631)	(102,545,246)
Accumulated other comprehensive income		4,694,874	9,612,567
TOTAL EQUITY		$336,819,384	$303,163,159

TOTAL LIABILITIES AND EQUITY		$369,021,136	$340,835,023

Nature of operations (Note 2)

Material accounting policies (Note 5)

Commitments (Notes 11, 12, 13)

Subsequent events (Note 6e, 7)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 7, 2025

“Philip Williams”	“Peter Netupsky”
Philip Williams, CEO, Director	Peter Netupsky, Director

ISOENERGY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME

(Expressed in Canadian Dollars)

For the three months ended March 31

	Note	2025	2024
General and administrative costs
Share-based compensation	15,16	$1,945,839	$1,176,529
Administrative salaries, contractor and director fees	16	795,314	1,081,967
Investor relations		220,956	206,639
Office and administrative	16	244,000	210,531
Professional and consultant fees		1,060,811	658,872
Travel		176,025	146,064
Public company costs		145,726	166,166
Total general and administrative costs		$(4,588,671)	$(3,646,768)
Interest income		310,297	486,517
Interest expense	10,12	(41,879)	(19,890)
Interest on convertible debentures	11	(262,550)	(306,807)
Fair value loss on convertible debentures	11	(288,582)	(1,899,084)
Gain on disposal of assets	6d	10,369,031	-
Foreign exchange gain		6,919	51,113
Other income		431,921	19,380
Income (loss) from operations		$5,936,486	$(5,315,539)
Deferred income tax (expense) recovery	14	(830,871)	656,927
Income (loss) from continuing operations		$5,105,615	$(4,658,612)
Loss from discontinued operations, net of tax	6a	-	(71,366)
Income (loss) for the period		$5,105,615	$(4,729,978)

Other comprehensive (loss) income
Change in fair value of convertible debentures attributable to the change in credit risk	11	31,955	(28,373)
Change in fair value of marketable securities	7	(5,750,124)	4,783,986
Currency translation adjustment		23,846	3,103,306
Deferred tax recovery (expense)	14	776,630	(729,686)
Total other comprehensive (loss) income		$(4,917,693)	$7,129,233
Total comprehensive income for the period		$187,922	$2,399,255

Income (loss) per common share – continuing operations[1]
Basic		$0.11	$(0.11)
Diluted		$0.10	$(0.11)
Weighted average number of common shares outstanding[1]
Basic		46,444,323	43,439,810
Diluted		47,715,490	43,439,810

Loss per common share associated with discontinued operations (Note 6a)

1 All per share amounts and weighted average common shares outstanding have been retroactively restated for all periods presented (Note 15).

The accompanying notes are an integral part of the consolidated financial statements

ISOENERGY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Note	Number of common shares[1]	Share capital	Share option and warrant reserve	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
Balance as at January 1, 2024		43,225,744	$334,963,627	$29,188,821	$(60,410,155)	$(721,736)	$303,020,557
Shares issued in private placements	15	920,000	23,000,000	-	-	-	23,000,000
Share issue cost, net of tax	15	-	(1,242,784)	-	-	-	(1,242,784)
Premium on flow-through shares	13	-	(3,680,000)	-	-	-	(3,680,000)
Shares issued on the exercise of stock options	15	185,007	3,500,454	(1,464,143)	-	-	2,036,311
Shares issued on the exercise of warrants	15	274,808	4,446,881	(819,407)	-	-	3,627,474
Share-based payments	15	-	-	1,470,520	-	-	1,470,520
Loss for the period		-	-	-	(4,729,978)	-	(4,729,978)
Other comprehensive income for the period		-	-	-	-	7,129,233	7,129,233
Balance as at March 31, 2024		44,605,559	$360,988,178	$28,375,791	$(65,140,133)	$6,407,497	$330,631,333

Balance as at January 1, 2025		44,716,934	$362,941,599	$33,154,239	$(102,545,246)	$9,612,567	$303,163,159
Shares issued in flow-through share financing	15	1,333,825	20,007,375	-	-	-	20,007,375
Share issue cost, net of tax	15	-	(1,515,084)	-	-	-	(1,515,084)
Premium on flow-through shares	13	-	(8,002,950)	-	-	-	(8,002,950)
Shares issued in private placement	15	625,000	6,250,000	-	-	-	6,250,000
Shares issued on the exercise of stock options	15	180,000	446,872	(169,672)	-	-	277,200
Shares issued on conversion of convertible debentures	11	1,221,818	13,928,728	-	-	-	13,928,728
Share-based payments	15,16	-	-	2,523,034	-	-	2,523,034
Income for the period		-	-	-	5,105,615	-	5,105,615
Other comprehensive loss for the period		-	-	-	-	(4,917,693)	(4,917,693)
Balance as at March 31, 2025		48,077,577	$394,056,540	$35,507,601	$(97,439,631)	$4,694,874	$336,819,384

1 The number of outstanding common shares issued have been retroactively restated for all periods presented (Note 15).

The accompanying notes are an integral part of the consolidated financial statements

ISOENERGY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

For the three months ended March 31

	Note	2025	2024
Cash flows used in operating activities
Income (loss) for the period		$5,105,615	$(4,729,978)
Items not involving cash:
Share-based compensation	15	1,945,839	1,176,529
Deferred income tax expense (recovery)	14	830,871	(656,927)
Interest on convertible debentures	11	262,550	306,807
Fair value loss on convertible debentures	11	288,582	1,899,084
Gain on disposal of assets	6d	(10,369,031)	-
Depreciation expense	8,19	69,771	52,058
Interest and accretion	10,12	41,879	32,485
Interest income on loan receivable	6b	(48,492)	-
Foreign exchange gain		(3,803)	(29,987)
Changes in non-cash working capital
Accounts receivable		7,229	135,993
Prepaid expenses		199,873	154,983
Accounts payable and accrued liabilities		(1,358,524)	(117,326)
		$(3,027,641)	$(1,776,279)

Cash flows from (used in) investing activities
Additions to exploration and evaluation assets	9a, 19	$(2,390,068)	$(3,076,073)
Acquisition of exploration and evaluation assets	9a, 19	(2,630)	(283,873)
Additions to property and equipment	8, 19	(264,309)	(22,674)
Receipt of loan receivable, including interest	6b	6,168,995	-
		$3,511,988	$(3,382,620)

Cash flows from financing activities
Shares issued	15	$26,257,375	$23,000,000
Share issuance cost	15	(2,075,457)	(1,702,444)
Shares issued for warrant exercise	15	-	3,627,474
Shares issued for option exercise	15	277,200	2,036,311
Interest payment on debentures	11	(27,539)	-
Lease liability payments	12	(39,000)	(39,000)
		$24,392,579	$26,922,341
Effects of exchange rate changes on cash		3,695	32,171
Change in cash and cash equivalents		$24,880,621	$21,795,613
Cash and cash equivalents, beginning of period		21,294,663	37,033,250
Cash and cash equivalents, end of period		$46,175,284	$58,828,863

Cash and cash equivalents is comprised of:
Cash		$31,147,955	$58,828,863
Short-term cash deposit		15,027,329	-
Cash and cash equivalents		$46,175,284	$58,828,863

Cash flows associated with discontinued operations (Note 6a)

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of the consolidated financial statements

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

1.	REPORTING ENTITY

IsoEnergy Ltd. (“IsoEnergy”, or the “Company”) is engaged in the acquisition, exploration and development of uranium properties in Canada, the United States of America and Australia. The Company’s registered and records office is located at 217 Queen Street West, Unit 401, Toronto, Ontario M5V 0R2. On June 20, 2024, the Company announced its continuance from the province of British Columbia to the province of Ontario under the same name. The Company’s common shares were previously listed on the TSX Venture Exchange (the “TSXV”), prior to being listed on the Toronto Stock Exchange (the “TSX”) on July 8, 2024 under the symbol “ISO”. The Company’s common shares began trading on the New York Stock Exchange American LLC (“NYSE-A”) on May 5, 2025 under the symbol “ISOU”.

The Company primarily holds its mineral interests directly or indirectly through the following wholly owned subsidiaries:

•	Consolidated Uranium Inc. (“Consolidated Uranium”) (Ontario, Canada)

•	ICU Australia Pty Ltd. (Australia)

•	Management X Pty Ltd. (Australia)

•	CUR Australia Pty Ltd. (Australia)

•	12942534 Canada Ltd. (Canada)

•	Virginia Uranium Inc. (Virginia, United States)

•	CUR Sage Plain Uranium, LLC (Utah, United States)

•	CUR Henry Mountains Uranium, LLC (Utah, United States)

•	White Canyon Uranium, LLC (Utah, United States)

•	2596190 Alberta Ltd. (Alberta, Canada) (Note 9a)

As of March 31, 2025, NexGen Energy Ltd (“NexGen”) holds 31.8% of IsoEnergy’s outstanding common shares.

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at March 31, 2025, the Company had accumulated losses of $97,439,631 and adjusted working capital of $80,146,579 (adjusted working capital is defined as current assets less current liabilities, excluding flow-though share premium liabilities and debenture liabilities). The Company depends on external financing for its operational expenses.

The business of exploring for and mining of minerals involves a high degree of risk. As an exploration company, IsoEnergy is subject to risks and challenges similar to companies at a comparable stage. These risks include, but are not limited to, negative operating cash flow and dependence on third party financing; the uncertainty of additional financing; the Company’s limited operating history; the lack of known mineral reserves; the influence of a large shareholder; alternate sources of energy and uranium prices; aboriginal title and consultation issues; risks related to exploration activities generally; reliance upon key management and other personnel; title to properties; uninsurable risks; conflicts of interest; permits and licenses; environmental and other regulatory requirements; political regulatory risks; competition; and the volatility of share prices.

These Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2025 and 2024 (the “Interim Financial Statements”) have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

The underlying value of IsoEnergy’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral resources or reserves and is subject to, but not limited to, the risks and challenges identified above.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

3.	BASIS OF PRESENTATION

Statement of Compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information required by IFRS for annual financial statements and should be read in conjunction with the audited consolidated annual financial statements as at and for the year ended December 31, 2024.

Basis of Presentation

The Interim Financial Statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value. In addition, the Interim Financial Statements have been prepared using the accrual basis of accounting except for cash flow information. All monetary amounts expressed in the Interim Financial Statements are referenced as Canadian dollar amounts (“$”), unless otherwise noted. Monetary amounts expressed in US dollars and Australian dollars are referenced as (“US$”) and (“AUD$”), respectively. The Interim Financial Statements are presented in Canadian dollars.

The Interim Financial Statements of the Company consolidate the accounts of the Company and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation. As at March 31, 2025, the Company held a 50% interest in an unincorporated joint venture with Purepoint Uranium Group Inc. (“Purepoint Uranium”), comprising of a portfolio of exploration and evaluation assets located in Saskatchewan, Canada (the “Purepoint Joint Venture”). The Company accounts for the Purepoint Joint Venture as a joint operation and has proportionately consolidated its share of assets, liabilities, incomes and expenses.

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases.

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Information about significant areas of judgement and estimation uncertainty considered by management in preparing the financial statements are set out in Note 4 to the annual consolidated financial statements for the year ended December 31, 2024 and have been consistently followed in preparation of the Interim Financial Statements.

5.	MATERIAL ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in the consolidated annual financial statements for the year ended December 31, 2024 and have been consistently followed in the preparation of the Interim Financial Statements, except as described below.

Amendment to IAS 21 – Lack of exchangeability

The International Accounting Standards Board (“IASB”) issued an amendment to IAS 21 – The Effects of Changes in Foreign Exchange Rates when one foreign currency cannot be exchanged into another. This may occur because of government-imposed controls on capital imports or exports, or a limitation on the volume of foreign currency transactions that can be undertaken at an official exchange rate. The amendment clarifies when a currency is considered exchangeable into another currency and how an entity estimates a spot rate for currencies that lack exchangeability. The amendment is effective for annual reporting periods beginning on or after January 1, 2025.

The Company adopted this amendment on January 1, 2025 as required. There were no changes to the Interim Financial Statements from adopting this amendment.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

6.	TRANSACTIONS

(a)	Sale of Argentina assets and discontinued operation

On July 19, 2024, the Company completed the sale of all of its shares in a previously wholly held subsidiary, 2847312 Ontario Inc., which held all of the Company’s assets in the Argentina reporting segment, to a third-party buyer, Jaguar Uranium Corp. (“Jaguar Uranium” or the “Buyer”). The net assets of the Argentina reporting segment primarily included the Laguna Salada project and the Huemul project. All income and expenses related to the Argentina reporting segment were presented as a discontinued operation as at December 31, 2024.

Consideration received from the sale primarily included:

•	US$10.0 million of common shares of the Buyer, being 2,000,000 shares at a price of US$5.00 per share. Should the Buyer complete a public listing or a concurrent financing at less than the price of US$5.00 per share, the Company is entitled to additional common shares (“Top Up Shares”) of the Buyer such that the total common shares held maintains a value of US$10.0 million, with the amount of Top Up Shares issued limited to a minimum price of US$4.00 per share.

•	Net Smelter Returns (“NSR”) royalty of 2% on all production from the Laguna Salada project (“Laguna Salada NSR”). The Buyer retains a buy-back option for 1% of the Laguna Salada NSR, exercisable for 7 years at a price of US$2.5 million.

•	NSR royalty of 1% on all production from the Huemul project (“Huemul NSR”).

•	Additional common shares of the Buyer in the event that the Buyer does not complete a public listing within 12 months of the closing date or does not complete a concurrent financing (the “Additional Jaguar Uranium Shares”).

•	The Company retains a buy-back option on an existing royalty agreement on the Huemul project (“Huemul Buy-back Option”).

The Company did not recognize any consideration on the sale date, nor has it recorded any consideration as of March 31, 2025, relating to the Top Up Shares, Laguna Salada NSR, Huemul NSR, Additional Jaguar Common Shares, and the Buy-back Option. The carrying amount of these assets was either determined to be $nil at the time of the sale or are contingent assets where the realisation of income is not virtually certain at this time.

The gain on disposal of the asset group is as follows:

Common shares received	$13,727,000
Disposal costs incurred	(165,037)
Reclassification of cumulative currency translation adjustments	(1,686)
Net proceeds	$13,560,277

Cash	24,728
Accounts receivable	52,850
Exploration and evaluation assets (Note 9b)	8,182,088
Net assets sold	$8,259,666

Gain on disposal of Argentina assets	$5,300,611

The results from the discontinued operations of the Argentina reporting segment for the three months ended March 31:

	2025	2024
Office and administrative expenses	$-	$34,310
Professional and consultant fees	-	37,056
Loss from discontinued operations	$-	$(71,366)

Basic and diluted loss per share – discontinued operations	$-	$(0.00)

Included in the statement of cash flows is: net cash used in operating activities of the Argentina reporting segment during the three months ended March 31, 2025 was $nil (2024: $10,547) and net cash from investing activities of the Argentina reporting segment during the three months ended March 31, 2025 was $nil (2024: $28,205), which is inclusive of non-cash changes in accounts payable directly related to exploration and evaluation assets. The effects of exchange rate changes on cash during the three months ended March 31, 2025 was $nil (2024: $667). Total cash held in the disposal group as at March 31, 2024 was $45,552.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

6.	TRANSACTIONS (continued)

(b)	Terminated transaction with Anfield Energy Inc.

On October 1, 2024, the Company and Anfield Energy Inc. (“Anfield Energy”) entered into a definitive agreement (the “Arrangement Agreement”), pursuant to which IsoEnergy would acquire all of the issued and outstanding common shares of Anfield Energy by way of a court-approved plan of arrangement (the “AEC Arrangement”).

In connection with the AEC Arrangement, IsoEnergy provided a bridge loan in the form of a promissory note of approximately $6.0 million to Anfield Energy, with an interest rate of 15% per annum and a maturity date of April 1, 2025 (the “Bridge Loan”). The Bridge Loan was issued for purposes of satisfying working capital and other obligations of Anfield Energy through to the closing of the proposed transaction. IsoEnergy also provided an indemnity for up to US$3.0 million in principal with respect to certain of Anfield Energy’s property obligations (the “Indemnity”). The Bridge Loan and the Indemnity were both secured by a security interest in all the assets, property and undertaking of Anfield Energy and guaranteed by certain subsidiaries of Anfield Energy. The Bridge Loan, Indemnity and related security were subordinate to certain senior indebtedness of Anfield. The Bridge Loan was immediately repayable, among other circumstances, in the event the Arrangement Agreement is terminated by either IsoEnergy or Anfield Energy for any reason.

The Arrangement Agreement provided that either party could unilaterally terminate the Arrangement Agreement if all conditions precedent had not been satisfied by December 31, 2024. Anfield Energy terminated the Arrangement Agreement on January 14, 2025.

Included in the loan receivable as at December 31, 2024, was $5,899,864 advanced to Anfield Energy under the Bridge Loan and accrued interest of $220,639. Anfield Energy repaid the full amount due under the Bridge Loan, including accrued interest, on January 21, 2025. The Company received a full and final release from the Indemnity on March 3, 2025.

(c)	Joint Venture Agreement with Purepoint Uranium

On October 21, 2024, the Company entered into a contribution agreement with Purepoint Uranium in connection with the creation of an unincorporated joint venture for the exploration and development of a portfolio of uranium properties in northern Saskatchewan’s Athabasca Basin. The Purepoint Joint Venture is governed by a formal joint venture agreement (the “Joint Venture Agreement”) and not through any other separate legal vehicle or entity. The Joint Venture Agreement closed on December 18, 2024 following a concurrent financing completed by Purepoint Uranium (the “Purepoint Financing”) and receipt of all regulatory approvals. Both companies contributed assets from its current portfolio of exploration projects to create the Purepoint Joint Venture.

The Purepoint Joint Venture is comprised of three projects: Dorado, Aurora, and the Celeste Block (together, the “Joint Venture Properties”) which were contributed from each party, as follows:

•	IsoEnergy: Geiger, Thorburn Lake, Full Moon, Edge, Collins Bay Extension, North Thorburn, 2Z Lake, and Madison

•	Purepoint Uranium: Turnor Lake and Red Willow

The Company initially held a 60% interest and Purepoint Uranium initially held a 40% interest in the Purepoint Joint Venture. The Joint Venture Agreement included an option to adjust the interests to 50% for each party through the exercise of mutually exclusive put and call options, such that the Company had an option to sell (the “Put Option”) and Purepoint Uranium had an option to acquire (the “Call Option”) 10% of IsoEnergy’s initial interest in exchange for 4,000,000 common shares of Purepoint Uranium.

The Company exercised its Put Option on January 14, 2025 and the interests in the Purepoint Joint Venture for both the Company and Purepoint Uranium are now 50%. After the exercise of the put option, the Company’s carrying amount in the Purepoint Joint Venture was reduced by $1,060,000, based on the closing share price of Purepoint Uranium on the exercise date. After the exercise of the Put Option, the Company holds a further option to purchase an additional 1% interest in the Purepoint Joint Venture from Purepoint Uranium in exchange for $2.0 million (the “Additional Option”). The Additional Option expires on the earlier of February 28, 2026 or 60 days following a material uranium discovery.

The ownership interests of each party are subject to standard dilution if either party fails to contribute to approved programs or expenditures of the Joint Venture Properties. If either party’s interest is reduced to 10% or less, then that party will relinquish its entire interest in the Purepoint Joint Venture in exchange for a 2% NSR royalty on the Joint Venture Properties. The remaining party can purchase 1% of the NSR royalty for $2.0 million.

Purepoint Uranium will act as the operator for the Joint Venture Properties in the exploration phase. Once the Joint Venture Properties advance to the pre-development stage, the Company will assume the role of operator.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

6.	TRANSACTIONS (continued)

(c)	Joint Venture Agreement with Purepoint Uranium (continued)

The Company has advances to the Purepoint Joint Venture, net of exploration and evaluation incurred, of $158,669 included in prepaid expenses as of March 31, 2025 (December 31, 2024: $nil). The Company’s share of exploration and evaluation costs incurred during the three months ended March 31, 2025 was $31,331 and are included in exploration and evaluation assets (Note 9).

(d)	Sale of Mountain Lake property

On November 13, 2024, the Company entered into an asset purchase agreement with Future Fuels Inc. (“Future Fuels”) pursuant to which the Company agreed to sell all its right, title and interest in the Mountain Lake property located in Nunavut.

The sale closed on February 14, 2025. The Company received the following as consideration on closing:

•	$8,625,000 common shares of Future Fuels, being 12,500,000 shares at a fair value of $0.69 per share based on the closing share price of Future Fuels on the sale closing date.

•	2% NSR royalty payable on all production from Mountain Lake, of which 1% can be repurchased by Future Fuels for $1,000,000 (the “Mountain Lake NSR”).

•	1% NSR royalty on all uranium production from Future Fuels’ properties in Nunavut other than Mountain Lake (the “Nunavut NSR”).

The Company is entitled to receive an additional 2,500,000 common shares of Future Fuels (the “Deferred Shares”), issuable on the earliest date practicable such that it will not result in the Company owning or controlling more than 19.99% of the outstanding common shares of Future Fuels. The Company did not recognize any consideration for the Deferred Shares as this is a contingent asset where the realisation of income is not virtually certain at this time.

The Company recognized $1,936,944 in royalty assets for the Mountain Lake NSR and Nunavut NSR as a current asset, based on its indicative fair value. The Company initiated negotiations for the sale of the Mountain Lake NSR and Nunavut NSR, to an unrelated third-party buyer, shortly after closing the sale with Future Fuels (Note 6e).

The Company and Future Fuels entered into an investor rights agreement, providing the Company with the right to nominate one director to the Future Fuels board of directors and to participate in future equity financings of Future Fuels to maintain its pro rata share ownership.

The gain on sale of the Mountain Lake property is as follows:

Common shares received	$8,625,000
Royalty assets received	1,936,944
Disposal costs incurred	(41,903)
Net proceeds	$10,520,041

Exploration and evaluation assets (Note 9b)	151,010
Net assets sold	$151,010

Gain on sale of Mountain Lake property	$10,369,031

(e)	Sale of royalty assets

On April 10, 2025, the Company, along with its wholly owned subsidiary, Consolidated Uranium, entered into a royalty purchase agreement with Royal Uranium Inc. (“Royal Uranium”) pursuant to which the Company agreed to sell all its royalty assets, which includes the Laguna Salada NSR, Huemul NSR, Huemul Buy-back Option, Mountain Lake NSR, and Nunavut NSR. The royalty purchase agreement is expected to close in May 2025.

Consideration to be received from the sale is $2,800,000 of common shares of Royal Uranium, being 8,000,000 shares at a price of $0.35 per share. The royalty purchase agreement assigns consideration of $1,936,944 to the Mountain Lake NSR and Nunavut NSR. The remaining consideration of $863,056 is assigned to the Laguna Salada NSR, Huemul NSR and Huemul Buy-back Option.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

7.	MARKETABLE SECURITES

The carrying value of marketable securities is based on the estimated fair value of the common shares and warrants, respectively determined using published closing share prices and the Black-Scholes option pricing model, or other available information if published share prices are not available. Subscription receipts are valued at cost.

	Subscription Receipts	Common Shares	Warrants	Total
Balance, January 1, 2024	$2,000,000	$14,698,546	$337,144	$17,035,690
Acquired during the period	-	2,627,665	519,625	3,147,290
Common shares of Jaguar Uranium received from disposal of Argentina assets (Note 6a)	-	13,727,000	-	13,727,000
Subscription receipts converted to common shares	(2,000,000)	2,000,000	-	-
Change in fair value recorded in Other comprehensive income	-	(2,413,215)	(315,698)	(2,728,913)
Balance, December 31, 2024	$-	$30,639,996	$541,071	$31,181,067
Common shares of Purepoint Uranium received from exercise of put option (Note 6c)	-	1,060,000	-	1,060,000
Common shares of Future Fuels received from sale of Mountain Lake (Note 6d)	-	8,625,000	-	8,625,000
Change in fair value recorded in Other comprehensive income	-	(5,777,859)	27,735	(5,750,124)
Balance, March 31, 2025	$-	$34,547,137	$568,806	$35,115,943

On March 31, 2025, marketable securities consisted of the following securities:

	Common Shares	Warrants
NexGen	279,791	-
Premier American Uranium Inc.	4,245,841	167,708
Atha Energy Corp.	9,910,281	791,144
Jaguar Uranium	2,000,000	-
Toro Energy Limited	6,000,000	-
Purepoint Uranium	7,333,334	3,333,334
Future Fuels	12,500,000	-

On May 7, 2024, the Company subscribed to 335,417 subscription receipts of Premier American Uranium Inc. (“Premier American Uranium”) (the “PUR Subscription Receipts”) at a price of $2.45 per PUR Subscription Receipt for total consideration of $821,771. Each PUR Subscription Receipt entitled the Company to receive one unit of Premier American Uranium, comprising one common share and one-half of one common share purchase warrant of Premier American Uranium upon the satisfaction of certain escrow release conditions. The escrow release conditions were lifted on June 27, 2024, at which point the PUR Subscription Receipts were converted into 335,417 common shares and 167,708 common share purchase warrants of Premier American Uranium.

On December 28, 2023, the Company subscribed to 2,000,000 subscription receipts of Atha Energy Corp. (“Atha Energy”) (the “Atha Subscription Receipts”) at a price of $1.00 per Atha Subscription Receipt. Each Atha Subscription Receipt entitled the Company to receive one common share of Atha Energy upon the satisfaction of certain escrow release conditions, including the receipt of all necessary approvals relating to Atha Energy’s proposed acquisition of Latitude Uranium Inc. (“Latitude Uranium”) announced on December 7, 2023. On March 8, 2024, in connection with completion of Atha Energy’s acquisition of Latitude Uranium, the Atha Subscription Receipts were converted into 2,000,000 shares of Atha Energy and the Company’s 5,907,600 shares of Latitude Uranium were exchanged for 1,635,814 shares of Atha Energy. The 2,857,150 Latitude Uranium warrants can be exercised to acquire 791,144 Atha Energy shares at a price per Atha Energy share of $1.8058.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

7.	MARKETABLE SECURITES (continued)

On April 19, 2024, Atha Energy completed the acquisition of 92 Energy Ltd. (“92 Energy”) and the Company’s 10,755,000 92 Energy shares were exchanged for 6,274,467 Atha Energy shares.

Subsequent to March 31, 2025, the Company subscribed to 625,000 common shares of Atha Energy for $250,000.

On July 19, 2024, the Company received 2,000,000 common shares of Jaguar Uranium (the “Jaguar Uranium Shares”) following the completion of the sale of its Argentina assets (Note 6a). The Company recorded an initial investment of $13,727,000 (US$10,000,000) for the Jaguar Uranium Shares. The Company requires consent from Jaguar Uranium should the Company trade or otherwise transfer the Jaguar Uranium Shares prior to Jagar Uranium completing a public listing.

On October 2, 2024, the Company purchased 6,000,000 common shares of Toro Energy Limited (“Toro Energy”) at a price of AUD$0.24 per common share.

On November 22, 2024, in connection with the Purepoint Financing (Note 6c), the Company purchased 3,333,334 units of Purepoint Uranium (“Purepoint Unit”). Each Purepoint Unit consists of one common share and one common share purchase warrant purchased at a price of $0.30 per unit for total consideration of $1,000,000. The Company received another 4,000,000 common shares of Purepoint Uranium at a price of $0.265 per common share on January 14, 2025 as a result of the Company exercising its Put Option in the Joint Venture Agreement (Note 6c).

On February 14, 2025, the Company received 12,500,000 common shares of Future Fuels from the sale of the Mountain Lake property. The Company recorded an initial investment of $8,625,000 based on the share price of Future Fuels on the sale date (Note 6d).

The following assumptions were used to estimate the fair value of the Purepoint Uranium, Premier American Uranium, and Atha Energy warrants on March 31, 2025 and December 31, 2024:

	March 31, 2025
	Purepoint Uranium	Premier American Uranium	Atha Energy
Expected stock price volatility	123.86%	85.89%	76.21%
Expected life of warrants (years)	2.6	1.1	1.0
Risk free interest rate	2.47%	2.47%	2.47%
Expected dividend yield	0.00%	0.00%	0.00%
Share price	$0.25	$1.70	$0.47
Exercise price	$0.40	$3.50	$1.81
Fair value per warrant	$0.16	$0.26	$0.01

	December 31, 2024
	Purepoint Uranium	Premier American Uranium	Atha Energy
Expected stock price volatility	122.76%	96.37%	82.20%
Expected life of warrants (years)	2.9	1.4	1.3
Risk free interest rate	2.92%	2.92%	2.92%
Expected dividend yield	0.00%	0.00%	0.00%
Share price	$0.22	$1.44	$0.56
Exercise price	$0.40	$3.50	$1.81
Fair value per warrant	$0.14	$0.29	$0.05

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

8.	PROPERTY AND EQUIPMENT

The following is a summary of the carrying values of property and equipment:

	Land and buildings	Vehicles and equipment	Right-of- use asset	Leasehold improve- ments	Furniture	Total
Cost
Balance, January 1, 2024	$12,228,068	$1,860,156	$497,263	$125,848	$28,487	$14,739,822
Additions	-	604,534	-	-	13,992	618,526
Foreign exchange movement	1,074,694	162,606	-	-	-	1,237,300
Balance, December 31, 2024	$13,302,762	$2,627,296	$497,263	$125,848	$42,479	$16,595,648
Additions	-	120,508	168,673	91,139	49,165	429,485
Foreign exchange movement	(12,819)	(3,095)	-	-	-	(15,914)
Balance, March 31, 2025	$13,289,943	$2,744,709	$665,936	$216,987	$91,644	$17,009,219

Accumulated depreciation
Balance, January 1, 2024	$-	$89,991	$8,553	$2,161	$489	$101,194
Depreciation	-	101,794	121,737	30,922	7,699	262,152
Balance, December 31, 2024	$-	$191,785	$130,290	$33,083	$8,188	$363,346
Depreciation	-	26,649	33,256	12,287	4,908	$77,100
Balance, March 31, 2025	$-	$218,434	$163,546	$45,370	$13,096	$440,446

Net book value:
Balance, December 31, 2024	$13,302,762	$2,435,511	$366,973	$92,765	$34,291	$16,232,302
Balance, March 31, 2025	$13,289,943	$2,526,275	$502,390	$171,617	$78,548	$16,568,773

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

9.	EXPLORATION AND EVALUATION ASSETS

The following is a summary of the carrying value of the acquisition costs and expenditures on the Company’s exploration and evaluation assets.

	Note	March 31, 2025	December 31, 2024
Acquisition costs:
Acquisition costs, opening		$197,635,680	$227,424,953
Additions	9a	2,630	856,259
Asset retirement obligation change in estimate	10	-	(75,608)
Acquisition costs in disposal group	6a	-	(7,736,915)
Disposals and impairment of assets	9b	(1,065,567)	(33,853,518)
Foreign exchange movement		26,650	11,020,509
Acquisition costs, closing		$196,599,393	$197,635,680

Exploration and evaluation costs:
Exploration costs, opening		$64,655,418	$47,331,385
Additions:
Drilling		1,814,423	6,154,761
Labour and wages		675,637	3,283,034
Camp costs		604,084	2,019,767
Share-based compensation	15	577,195	1,449,708
Community relations		121,499	575,462
Geochemistry and assays		107,950	362,934
Health and safety and environmental		107,048	561,570
Travel		91,574	681,660
Engineering and underground access		77,312	1,300,104
Geological and geophysical		71,283	5,524,677
Claim holding costs and advance royalties		64,111	1,537,485
Extension of claim refunds		(14,373)	(67,713)
Other		150,231	484,744
Foreign exchange movement		146	6,472
Total exploration and evaluation in the period		$4,448,120	$23,874,665
Exploration and evaluation costs in disposal group	6a	-	(445,173)
Disposals and impairment of assets	9b	(145,443)	(6,105,459)
Exploration and evaluation, closing		$68,958,095	$64,655,418
Total costs, closing		$265,557,488	$262,291,098

All claims are subject to minimum expenditure commitments.  The Company expects to incur the minimum expenditures to maintain the claims.

(a)	Additions

In the three months ended March 31, 2025, the Company spent $2,630 to stake claims adjacent to its Tony M mine.

In the year ended December 31, 2024, the fair value of a contingent liability pursuant to the acquisition of the Ben Lomond property increased by $278,152 and the increase in value has been recognized as an increase in the acquisition cost of Ben Lomond. In addition, the Company spent $408,449 to stake claims to the northwest of the Tony M mine, spent $163,887 to purchase all of the outstanding common shares of 2596190 Alberta Ltd., which holds a 100% interest in the Bulyea River property, and spent $5,771 to stake several property extensions adjacent to its Evergreen property during the year ended December 31, 2024.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

9.	EXPLORATION AND EVALUATION ASSETS (continued)

(b)	Disposals and impairment

In the three months ended March 31, 2025, the Company derecognized $1,060,000 of exploration and evaluation assets as a result of exercising the put option in the Joint Venture Agreement (Note 6c) and derecognized $151,010 of exploration and evaluation assets from completing the sale of the Mountain Lake property in Nunavut (Note 6d).

In the year ended December 31, 2024, the Company recorded a loss of $25,616,241 on the contribution of assets to the form the Purepoint Joint Venture with Purepoint Uranium (Note 6c). In the year ended December 31, 2024, the Company identified indicators of impairment on its Radio and Carlson Creek properties primarily because of the loss on the contribution of assets to form the Purepoint Joint Venture. The Company wrote the Radio and Carlson Creek properties down to their estimated fair values of $365,268 and $335,501, respectively, and recorded an impairment loss of $14,342,736 as a result.

10.	ENVIRONMENTAL BONDS AND ASSET RETIREMENT OBLIGATIONS

Environmental bonds have been posted with regulatory authorities in Utah, Unites States and Queensland, Australia to secure asset retirement obligations, as well as the reclamation related to recently reclaimed and future exploration work.

	March 31, 2025	December 31, 2024
Opening balance, start of period	$2,725,220	$2,542,047
Foreign exchange movement	379	183,173
Balance, end of period	$2,725,599	$2,725,220

The Company has recognized a provision for environmental rehabilitation in respect of the Tony M, Daneros and Rim mineral properties in Utah, United States and the Ben Lomond property in Queensland, Australia. The provision is based on the applicable regulatory body’s estimates of projected reclamation costs.

	March 31, 2025	December 31, 2024
Opening balance, start of period	$2,026,975	$1,895,472
Accretion	29,839	82,178
Change in estimates	-	(75,608)
Foreign exchange movement	1,690	124,933
Balance, end of period	$2,058,504	$2,026,975

The estimated undiscounted amount of the asset retirement obligations as at March 31, 2025 is $2,371,679 (December 31, 2024: $2,369,440). The expected timing of cash flows in respect of each provision is based on the estimated start of reclamation activities. The asset retirement obligations are estimated based on the following key assumptions:

At March 31, 2025	United States	Australia
Inflation rate	2.70%	1.80%
Discount rate	4.48%	4.41%

At December 31, 2024	United States	Australia
Inflation rate	2.70%	1.80%
Discount rate	4.48%	4.41%

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

11.	CONVERTIBLE DEBENTURES

2020 Debentures

On August 18, 2020, IsoEnergy entered into an agreement with Queen’s Road Capital Investment Ltd. (“QRC”) for a US$6 million private placement of unsecured convertible debentures (the “2020 Debentures”). The 2020 Debentures carry a coupon (“Interest”) of 8.5% per annum, of which 6% is payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The coupon on the 2020 Debentures can be reduced to 7.5% per annum on the public dissemination by the Company of an economically positive preliminary economic assessment study, at which point the cash component of the Interest will be reduced to 5% per annum. The Company received gross proceeds of $7,902,000 (US$6,000,000) on issuance of the 2020 Debentures.

On January 19, 2025, QRC elected to convert US$3,000,000 of the principal of the 2020 Debentures for 1,221,818 common shares of the Company (Note 15). Fair value of $13,928,728 of the principal converted was derecognized, which was determined based on the closing share price of the Company on the date of conversion. Interest of $27,539 owed on the US$3,000,000 principal from January 1, 2025 to the date of the conversion was settled in cash. The remaining principal amount of the 2020 Debentures (converted into Canadian dollars) is convertible into common shares of the Company at QRC’s option at a conversion price (the “Conversion Price”) of $3.52 per share, up to a maximum (the “Maximum Conversion Shares”) of 1,150,788 common shares.

In the three months ended March 31, 2025, the Company incurred interest expense of $119,032 (2024: $171,947) on the 2020 Debentures.

2022 Debentures

On December 6, 2022, IsoEnergy entered into an agreement with QRC for a US$4 million private placement of unsecured convertible debentures (the “2022 Debentures” and together with the 2020 Debentures, the “Debentures”). The 2022 Debentures carry Interest at 10% per annum, of which 7.5% is payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The principal amount of the 2022 Debentures (converted into Canadian dollars) is convertible into common shares of the Company at the holder’s option at a Conversion Price of $17.32 per share, up to 366,070 Maximum Conversion Shares. The Company received gross proceeds of $5,459,600 (US$4,000,000) on issuance of the 2022 Debentures.

In the three months ended March 31, 2025, the Company incurred interest expense of $143,518 (2024: $134,860) on the 2022 Debentures.

General terms of the Debentures

Interest is payable semi-annually on June 30 and December 31, and common shares of the Company issued as partial payment of Interest are, subject to TSX approval, issuable at a price equal to the 20-day volume-weighted average trading price (“VWAP”) of the Company’s common shares on the TSX on the twenty days prior to the date such Interest is due.

On the conversion of any portion of the principal amount of the Debentures, if the number of common shares to be issued on such conversion, taking into account all common shares issued in respect of all prior conversions of such Debentures, would result in the common shares to be issued exceeding the Maximum Conversion Shares for such Debentures, on conversion QRC shall be entitled to receive a payment (an “Exchange Rate Fee”) equal to the number of common shares that are not issued as a result of exceeding the Maximum Conversion Shares, multiplied by the 20-day VWAP. IsoEnergy can elect to pay any such Exchange Rate Fee in cash or, subject to the TSX approval, in common shares of the Company.

The Company will be entitled, on or after the third anniversary of the date of issuance of such Debentures, at any time the 20-day VWAP of the Company’s shares listed on the TSX exceeds 130% of the applicable Conversion Price, to redeem such Debentures at par plus accrued and unpaid Interest.

Upon completion of a change of control (which also requires in the case of the holders’ right to redeem the Debentures, a change in the Chief Executive Officer of the Company), the holders of the Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Debentures in cash at: (i) on or prior to August 18, 2023 for the 2020 Debentures and on or prior to December 6, 2025 for the 2022 Debentures, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board of Directors, the Company may require the holders of the Debentures to convert the Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

11.	CONVERTIBLE DEBENTURES (continued)

The Company revalues the Debentures to fair value at the end of each reporting period with the change in the period related to credit risk recorded in Other Comprehensive Income or Loss (“OCI”) and other changes in fair value in the period recorded in the income or loss for the period.

Three months ended March 31, 2025	2022 Debentures	2020 Debentures	Total
Fair value, start of period	$4,870,701	$25,408,605	$30,279,306
Partial conversion of 2020 Debentures	-	(13,928,728)	(13,928,728)
Change in fair value in the period included in profit and loss	(16,175)	304,757	288,582
Change in fair value in the period included in OCI	(31,955)	-	(31,955)
Fair value, end of period	$4,822,571	$11,784,634	$16,607,205

Year ended December 31, 2024	2022 Debentures	2020 Debentures	Total
Fair value, start of period	$5,884,208	$31,564,033	$37,448,241
Change in fair value in the period included in profit and loss	(948,228)	(6,155,428)	(7,103,656)
Change in fair value in the period included in OCI	(65,279)	-	(65,279)
Fair value, end of period	$4,870,701	$25,408,605	$30,279,306

The following relevant assumptions were used to estimate the fair value of the Debentures:

	2022 Debentures		2020 Debentures[1]
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Expected stock price volatility	46.00%	44.00%	-	-
Expected life (years)	2.7	2.9	-	-
Risk free interest rate	2.31%	2.68%	-	-
Expected dividend yield	0.00%	0.00%	-	-
Credit spread	23.55%	23.05%	-	-
Underlying share price of the Company	$9.62	$10.36	$9.62	$10.36
Conversion price	$17.32	$17.32	$3.52	$3.52
Exchange rate ($:US$)	1.4374	1.4388	1.4374	1.4388

Note 1: The discount on the 2020 Debentures is assumed to be 0% as it is assumed that the 2020 Debentures can be converted immediately and the shares received on conversion can be sold at fair market value.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

12.	LEASE LIABILITIES

The Company has recognized lease liabilities on its office leases:

	March 31, 2025	December 31, 2024
Opening balance, start of period	$402,886	$512,566
Acquired during the period	165,176	-
Interest expense	12,040	46,320
Payments	(39,000)	(156,000)
Balance, end of period	$541,102	$402,886
Less: Current portion	(138,973)	(121,165)
Long-term lease liabilities	$402,129	$281,721

During the three months ended March 31, 2025, the Company entered into an office lease, which commenced on February 1, 2025 for lease payments of $3,498 per month from August 1, 2025 to January 31, 2027, and then increased to $3,887 per month until February 28, 2030. The discount rate applied to the lease was 8%. Minimum undiscounted lease payments for the next twelve months are $197,976, for the next twenty-four months after that are $362,393, and beyond that are $89,393.

13.	COMMITMENTS

Flow-through funding commitments

The Company has raised funds through the issuance of flow-through shares. Based on Canadian tax law, the Company is required to spend this amount on eligible exploration expenditures by December 31 of the year following the year in which the shares were issued.

The premium received for a flow-through share, which is the price received for the share in excess of the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, on a pro rata basis, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense to the extent that deferred income tax assets are available.

The Company issued flow-through shares on February 9, 2024 for gross proceeds of $23,000,000 (the “2024 FTS Liability”) (Note 15) and has incurred $17,672,589 in eligible exploration expenditures up to March 31, 2025. As of March 31, 2025, the Company is obligated to spend $5,327,411 on eligible exploration expenditures by December 31, 2025.

The Company issued flow-through shares on February 28, 2025 for gross proceeds of $20,007,375 (the “2025 FTS Liability”) (Note 15) and has incurred $16,524 in eligible exploration expenditures up to March 31, 2025. As of March 31, 2025, the Company is obligated to spend $19,990,851 on eligible exploration expenditures by December 31, 2026.

The flow-through share premium liability is comprised of:

	March 31, 2025	December 31, 2024
Balance, opening	$1,355,210	$-
Liability incurred on flow-through shares issued	8,002,950	3,680,000
Settlement of flow-through share liabilities on expenditures	(509,434)	(2,324,790)
Balance, closing	$8,848,726	$1,355,210

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

13.	COMMITMENTS (continued)

Contingent payment obligations

The Company has an obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East projects, if either of the following milestones are met within eight years:

•	a National Instrument 43-101 compliant mineral resource estimate for the West Newcastle Range and Teddy Mountain projects is prepared where the mineral resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or

•	with respect to the Ardmore East project the mineral resources estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

Royalties

In addition to applicable federal, provincial/state and municipal property taxes, duties and advance royalties, the Company’s exploration and evaluation properties are subject to certain royalties, which may nor not be payable in future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable.

14.	INCOME TAXES

Deferred income tax (expense) recovery for the three months ended March 31 comprises:

	2025	2024
Deferred income tax (expense) recovery related to operations	$(1,340,305)	$253,312
Settlement of flow-through share liability on expenditures	509,434	403,615
Deferred income tax (expense) recovery	$(830,871)	$656,927

In the three months ended March 31, 2025, the Company recognized a deferred tax recovery of $776,630 (2024: expense of $729,686) related to the change in the fair value of the marketable securities recorded in OCI. In the three months ended March 31, 2025, the Company incurred $3,142,654 and $16,524 (2024: $2,522,594 and $nil) of eligible exploration expenditures in respect of its 2024 FTS Liability and 2025 FTS Liability commitments, respectively. Share issue costs presented in the statements of changes in equity in the three months ended March 31, 2025, are net of a deferred tax impact of $560,373 (2024: $459,660).

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

15.	SHARE CAPITAL

Authorized Capital - Unlimited number of common shares with no par value.

Issued

On March 20, 2025, the Company completed a consolidation of its issued and outstanding common shares on the basis of one new post-consolidation common share for every four existing pre-consolidation common shares. No fractional common shares were issued and any fractional shares were rounded down to the nearest whole common share. The number of common shares, restricted share units, stock options, and all per share amounts have been retroactively restated for all periods presented.

For the three months ended March 31, 2025:

(a)	During the three months ended March 31, 2025, the Company issued:

•	1,221,818 common shares to QRC from the conversion of US$3,000,000 of the principal of the 2020 Debentures (Note 11).

•	180,000 common shares on the exercise of stock options for proceeds of $277,200. As a result of the exercises, $169,672 was reclassified from reserves to share capital.

(b)	On February 28, 2025, the Company issued 1,333,825 flow through common shares at a price of $15.00 per share for gross proceeds of $20,007,375. Share issuance cost was $1,515,084 net of tax of $560,373. Concurrently, the Company issued 625,000 common shares to NexGen at a price of $10.00 per share for gross proceeds of $6,250,000 as part of a private placement.

For the year ended December 31, 2024:

(c)	During the year ended December 31, 2024, the Company issued:

•	239,865 common shares on the exercise of stock options for proceeds of $2,630,019. As a result of the exercises, $1,950,028 was reclassified from reserves to share capital.

•	274,808 common shares on the exercise of warrants for proceeds of $3,627,474. As a result of the exercises, $819,407 was reclassified from reserves to share capital.

•	25,265 common shares to QRC to settle $348,830 of interest expense on the Debentures (see Note 11).

(d)	On February 9, 2024, the Company issued 920,000 flow through common shares at a price of $25.00 per share for gross proceeds of $23,000,000. Share issuance cost was $1,242,784, net of tax of $459,660.

(e)	On April 29, 2024, the Company issued 31,318 common shares valued at $524,998 and made a cash payment of $525,002 to settle the Company’s obligation to make a payment of $1,050,000 to Mega Uranium pursuant to the acquisition of the Ben Lomond property in 2022.

Restricted Share Units

Pursuant to the Company’s Omnibus Long-Term Incentive Plan (“Omnibus Plan”), the directors may, from time to time, authorize the issuance of Restricted Share Units (a “RSU” or RSUs”) to directors, officers, employees and consultants of the Company. Each RSU once vested, is exercised and a common share is issued for zero consideration to the participant.

RSUs issued and outstanding on the dates set forth below are summarized as follows:

	Number of RSUs	Weighted average grant date fair value
Outstanding January 1, 2024	-	$-
Granted	87,500	10.60
Outstanding December 31, 2024	87,500	$10.60
Outstanding March 31, 2025	87,500	$10.60

Share-based compensation related to the vesting of the grant date fair value of the RSUs for the three months ended March 31 are as follows:

	2025	2024
Expensed to the statement of income and comprehensive income	$119,813	$-
Capitalized to exploration and evaluation assets	19,968	-
	$139,781	$-

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

15.	SHARE CAPITAL (continued)

Stock Options

Pursuant to the Company’s Omnibus Plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions and the number of stock options outstanding on the dates set forth below are summarized as follows:

	Number of options	Weighted average exercise price per share
Outstanding January 1, 2024	3,943,032	$13.28
Granted	647,000	12.68
Expired	(421,136)	14.16
Forfeited	(46,583)	14.04
Exercised	(239,865)	10.96
Outstanding December 31, 2024	3,882,448	$13.20
Granted	516,375	$11.72
Expired	(14,931)	17.04
Exercised	(180,000)	1.54
Outstanding, March 31, 2025	4,203,892	$13.51
Number of options exercisable	3,117,600	$13.76

As at March 31, 2025, the Company has stock options outstanding and exercisable as follows:

Range of exercise prices	Number of options	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
$2.36 - $10.44	484,922	$7.83	386,797	$7.16	2.1
$10.45 - $12.44	1,017,276	11.73	660,526	11.75	3.5
$12.45 - $15.24	1,323,327	13.25	858,577	13.51	3.5
$15.25 - $16.48	490,000	15.96	490,000	15.96	1.7
$16.49 - $18.16	590,483	16.56	423,816	16.57	3.4
$18.17 - $20.40	297,884	19.92	297,884	19.92	1.8
	4,203,892	$13.51	3,117,600	$13.76	3.0

The majority of options granted vest 1/3 on the grant date and 1/3 each year thereafter. Replacement options issued to Consolidated Uranium option holders in 2023 were all vested on the date of issuance.

The Company uses the Black-Scholes option pricing model to calculate the fair value of granted stock options. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect fair value estimates.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

15.	SHARE CAPITAL (continued)

Stock Options (continued)

The following weighted average assumptions were used to estimate the grant date fair values:

	March 31, 2025	December 31, 2024
Expected stock price volatility	62.42%	61.57%
Expected life of options (years)	5.0	5.0
Risk free interest rate	2.87%	2.98%
Expected dividend yield	0.00%	0.00%
Weighted average exercise price	$11.72	$12.67
Weighted average fair value per option granted	$6.44	$6.90

The Company has share-based compensation related to options that vested or forfeited in the period. Share-based compensation related to options for the three months ended March 31 are as follows:

	2025	2024
Expensed to the statement of income and comprehensive income	$1,826,026	$1,176,529
Capitalized to exploration and evaluation assets	557,227	293,991
	$2,383,253	$1,470,520

Warrants

Warrant transactions and the number of warrants outstanding on the dates set forth below are summarized as follows:

	Number of underlying shares	Weighted average exercise price per share
Outstanding January 1, 2024	276,652	$13.20
Expired	(1,844)	13.20
Exercised	(274,808)	13.20
Outstanding December 31, 2024	-	$-
Outstanding, March 31, 2025	-	$-

As of March 31, 2025, the Company had no warrants outstanding.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

16.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT PERSONNEL COMPENSATION

NexGen is a related party of the Company due to its ownership in the Company and the overlapping members of the Board of Directors between NexGen and the Company. The Company’s key management personnel and directors are related parties. The following companies are related parties due to their relationship to the Company: Atha Energy (who acquired Latitude Uranium; Note 7), Premier American Uranium, Green Shift Commodities Ltd. (“Green Shift”), and Purepoint Uranium (Note 6c).

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and senior officers.

Remuneration attributed to key management personnel is summarized as follows. The amounts presented in the comparative period include short-term compensation and share-based compensation paid to the former President and Executive Vice President, Exploration & Development, who resigned on August 31, 2024 and October 31, 2024, respectively.

Three months ended March 31, 2025	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income	$434,963	$1,659,994	$2,094,957
Capitalized to exploration and evaluation assets	64,323	130,262	194,585
	$499,286	$1,790,256	$2,289,542

Three months ended March 31, 2024	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income	$499,355	$856,382	$1,355,737
Capitalized to exploration and evaluation assets	28,582	90,518	119,100
	$527,937	$946,900	$1,474,837

As of March 31, 2025:

•	$80 (December 31, 2024: $1,120,402) was included in accounts payable and accrued liabilities owing to related parties and directors and officers; and

•	$114,154 (December 31, 2024: $99,449) due from related companies was included in accounts receivable.

During the three months ended March 31, 2025, the Company:

•	reimbursed NexGen $5,540 (2024: $7,258) for use of NexGen’s office space; and

•	received $nil (2024: $8,502) from Latitude Uranium and Green Shift for equipment rentals and as reimbursement for office expenses and salaries.

On February 9, 2024, NexGen’s shareholding in the Company was diluted from 33.8% to 33.1% as a result of the issuance of 920,000 flow through common shares of the Company pursuant to the private placement on February 9, 2024 (Note 13), which NexGen did not participate in. On January 19, 2025, NexGen’s shareholding was reduced to 31.8% as a result of the issuance of common shares on the conversion of US$3,000,000 of principal of 2020 Debentures (Note 11). Concurrent with the flow through financing on February 28, 2025, NexGen’s shareholding in the Company was maintained at 31.8% as a result of subscribing to 625,000 common shares of the Company in a private placement (Note 15).

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

17.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, and convertible debentures.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except for the change in fair value that is attributable to change in credit risk, which is presented in other comprehensive income (loss) (Note 11). The Debentures are classified as Level 2.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss) (Note 7). The common shares included in marketable securities are Level 1, except for the common shares of Jaguar Uranium, which are Level 2. The warrants included in marketable securities are Level 2.

Financial instrument risk exposure

As at March 31, 2025, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at March 31, 2025, the Company has cash on deposit and cash equivalents with large banks in Canada, the United States, and Australia. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote.

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada and Australia and amounts receivable from related parties. Accordingly, the Company does not believe it is subject to significant credit risk. The Company’s loan receivable from Anfield Energy includes interest receivable and was repaid in its entirety during the three months ended March 31, 2025.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances that are accessible on deposit or on short-term notice. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As at March 31, 2025, the Company had an adjusted working capital balance of $80,146,579 (adjusted working capital is defined as current assets less current liabilities, excluding flow-though share premium liabilities and debenture liabilities), including cash and cash equivalents of $46,175,284.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of March 31, 2025. The interest on the Debentures is fixed and not subject to market fluctuations.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

17.	FINANCIAL INSTRUMENTS (continued)

Financial instrument risk exposure (continued)

(ii)	Foreign Currency Risk

The functional currency of the Company is the Canadian dollar. Certain of the Company’s subsidiaries use the US dollar and Australian dollar as functional currencies. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar and Australian dollar marketable securities, US dollar and Australian dollar accounts payable and accrued liabilities, and the Debentures. The Company maintains Canadian, US and Australian dollar bank accounts.

The Company is exposed to foreign exchange risk on its US dollar denominated cash, accounts payable and accrued liabilities, accounts receivable, marketable securities and Debentures. At its respective maturity dates, the principal amounts of the Debentures are due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

A 5% change in the US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar-based cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, and Debentures of $20,499 that would flow through the consolidated statement of income (loss) and comprehensive income.

The Company is also exposed to foreign exchange risk on its Australian dollar denominated cash, accounts receivable, marketable securities, and accounts payable and accrued liabilities. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact on its operating results.

A 5% change in the Australian dollar can increase or decrease the value of the Company’s Australian dollar-based cash, accounts receivable, marketable securities, and accounts payable and accrued liabilities and accounts receivable by $51,665 that would flow through consolidated statement of income (loss) and comprehensive income.

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

18.	SEGMENT INFORMATION

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management in assessing performance and in determining the allocation of resources. The Company has one operating segment, being the acquisition, exploration and development of uranium properties.

Geographically, the Company’s non-current assets and general and administrative expenditure are identified by country, being Canada, the United States, and Australia, with the corporate office in Canada. Geographic disclosure is as follows. Certain comparative amounts for the prior period have been reclassified to conform to the current period’s presentation.

As at March 31, 2025	Canada	United States	Australia	Total
Current assets	$83,556,686	$546,657	$65,933	$84,169,276
Property and equipment	925,657	15,643,116	-	16,568,773
Exploration and evaluation assets	97,911,916	141,816,765	25,828,807	265,557,488
Other non-current assets	-	2,311,804	413,795	2,725,599
Total assets	$182,394,259	$160,318,342	$26,308,535	$369,021,136
Total liabilities	$29,879,866	$1,814,830	$507,056	$32,201,752

As at December 31, 2024	Canada	United States	Australia	Total
Current assets	$59,282,638	$193,709	$110,056	$59,586,403
Property and equipment	689,410	15,542,892	-	16,232,302
Exploration and evaluation assets	95,738,413	141,027,791	25,524,894	262,291,098
Other non-current assets	-	2,314,201	411,019	2,725,220
Total assets	$155,710,461	$159,078,593	$26,045,969	$340,835,023
Total liabilities	$35,220,994	$1,837,525	$613,345	$37,671,864

Three months ended March 31, 2025	Canada	United States	Australia	Total
Share-based compensation	$1,917,040	$-	$28,799	$1,945,839
Administrative salaries, contractor and director fees	737,432	41,074	16,808	795,314
Investor relations	220,956	-	-	220,956
Office and administrative	214,077	21,642	8,281	244,000
Professional and consultant fees	995,482	65,329	-	1,060,811
Travel	164,909	-	11,116	176,025
Public company costs	145,726	-	-	145,726
Total general and administrative expenditure	$4,395,622	$128,045	$65,004	$4,588,671

Three months ended March 31, 2024	Canada	United States	Australia	Total
Share-based compensation	$1,154,935	$-	$21,594	$1,176,529
Administrative salaries, contractor and director fees	1,050,068	19,753	12,146	1,081,967
Investor relations	206,639	-	-	206,639
Office and administrative	156,009	45,247	9,275	210,531
Professional and consultant fees	490,296	168,576	-	658,872
Travel	143,792	-	2,272	146,064
Public company costs	166,166	-	-	166,166
Total general and administrative expenditure	$3,367,905	$233,576	$45,287	$3,646,768

The Company disposed of all net assets in the Argentina reporting segment in the year ended December 31, 2024 and all associated income and expenses in the comparative period are classified as discontinued operations (Note 6a).

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There was no cash paid for income tax in the three months ended March 31, 2025 and 2024.

Non-cash transactions in the three months ended March 31, 2025 and 2024 included:

(a)	A non-cash transaction of $577,195 (2024: $293,991) related to share-based payments was included in exploration and evaluation assets (Note 15).

(b)	Additions to exploration and evaluation assets are presented net of a non-cash increase in accounts payable of $1,632,051 (2024: $1,548,912) and depreciation of $7,329 (2024: $2,880) directly related to exploration and evaluation assets (Note 9).

(c)	Additions to property and equipment in the three months ended March 31, 2025 are presented net of a non-cash increase in right-of-use assets of $165,176 (Note 12).

(d)	The Company issued 1,221,818 common shares to QRC with a fair value of $13,928,728 in the three months ended March 31, 2025 following the conversion of US$3 million of the 2020 Debentures (Note 11).

(e)	The Company received $1,060,000 of common shares of Purepoint Uranium in exchange for 10% of the Company’s interest in the Purepoint Joint Venture, with no gain or loss recorded on the exercise of the Put Option during the three months ended March 31, 2025 (Note 6c).

(f)	Acquisitions of exploration and evaluation assets in the three months ended March 31, 2024 are presented net of a non-cash increase in contingent payments of $278,152.